Exhibit 99.1

| 1 NASDAQ/TASE: PPBT June 2024 CORPORATE PRESENTATION

Forward - looking Statements and Safe Harbor | 2 Certain statements in this presentation that are forward - looking and not statements of historical fact are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 . Such forward - looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the plans, strategies and objectives of management for future operations ; product development for NT 219 , CM 24 and IM 1240 ; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration ; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully develop and commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents obtained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents ; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions ; the impact of the economic, public health, political and security situation in Israel, the U . S . and other countries in which we may operate or obtain approvals for our products or our business, and other factors that are discussed in our Annual Report on Form 20 - F for the year ended December 31 , 2023 and in our other filings with the U . S . Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this press release speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https : //www . sec . gov .

Corporate highlights Purple Biotech (NASDAQ/TASE: PPBT) As of March 31, 2024 • ADS Outstanding: 26.6 M • Cash Balance: $10.8 M Strong position to reach short and mid term value creating clinical data catalysts | 3 • Multiple data read - outs expected in 2024 • Two First - in - Class clinical stage drugs • A preclinical tri - specific immuno - engagers platform • Lean & global operation • Cash runway into 1Q25 Purple Biotech identifies promising first - in - class drug candidates to treat cancers with high unmet medical need

A pipeline dedicated to advancing oncology therapies *Clinical collaboration and supply agreement with: Multiple data read - outs expected in the next 12 months Value Drivers Development Stage Indications Target Project Phase III Phase II Phase I Pre - Clinical □ Phase 2 interim analysis 2H24 □ Phase 2 top line results 2H24 Pancreatic Cancer (+nivolumab*+SoC) CEACAM1 mAb CM24 Solid tumors (monotherapy) □ Initiation of Phase 2 1H24 Head and Neck & Colorectal Cancer (+Cetuximab) STAT3xIRS1/2 Dual Inhibitor NT219 Solid Tumors CD3x5T4xNKG2A Tri - specific Ab IM1240 | 4

Advancing First - in - Class Oncology Therapies CM24: an α - CEACAM1* mAb Lead indication: Pancreatic Ductal Adenocarcinoma (PDAC) *Carcinoembryonic Antigen Cell Adhesion Molecule

| 6 CM24: a new multi - functional immune checkpoint inhibitor • CEACAM1 is overexpressed on certain tumor cells and infiltrating immune cells • CEACAM1 interacts with CEACAM1 and CEACAM5 and creates a tumor - protective environment Attractive new target • CM24 increases T cell and NK cells cytotoxicity against tumors • CM24 shows benefit in combination with immuno - oncology treatments • CM24 blocks adhesion of tumor cells to Neutrophil Extra cellular Traps (NETs) Demonstrated mechanism of action • Favorable safety profile in monotherapy and in combination with nivolumab • Interim P2 data from the Nal - IRI/5FU/LV sub - study demonstrate a reduced risk of death or progression, prolongation of OS and PFS, supported by higher ORR, DCR and decreasing CA19 - 9 • Potential biomarkers identified such as NETs and CEACAM1 levels on TILs • Randomized Phase 2 is ongoing, last patient enrolled in Dec - 23, top line data 2H24 Signals of clinical efficacy • Significant unmet medical need in pancreatic ductal adenocarcinoma (PDAC), most common form of pancreatic cancer • Strong IP position and well ahead of competitors • Multiple opportunities to leverage the MoA in other clinical settings Sizable market potential

| 7 CM24 MOA Immune check point inhibitor & anti - metastatic activity Markel et al, J Immunol 2002, 2006; Immunology, 2008; Cancer Immunol Immunother 2010; Ortenberg et al, Mol Cancer Ther 2012; Zhou, 2009; Li, 2013; Huang, 2015; Acharya N, et al. J Immunotherapy Canc 8:e911 - 22, 2020.; Rayes RF, et al. Neutrophil Extracellular Trap - Associated CEACAM1 as a Putative Therapeutic Target to Prevent Metastatic Progression of Colon Carcinoma. J Immunol. 2020; Gerstel, D. et al. CEACAM1 creates a pro - angiogenic tumor microenvironment that supports tumor vessel maturation. Oncogene 30, 4275 – 4288 (2011), Tumor CD8+T & NK Cells CEACAM1 CEACAM1 CEACAM1 CEACAM5 Activation of enhanced cytotoxic activity & cytokine production CM24 A. Immune Response Activation B. CM24 Suppresses Neutrophil Extracellular Trap (NET) - Induced Migration and Metastasis of Cancer Cells Primary Tumor Metastasizing CM24 Metastatic Tumor CM24 Inhibits NET - Induced Migration of CEACAM1 Expressing Cancer Cells Direct Binding of CM24 to the NET Structure MPO( green ) DAPI ( blue ), CM 24 ( red ) CM24 ( red ) Melanoma

| 8 Representative examples of CEACAM1 immunohistochemical images of pancreatic adenocarcinoma and normal tissues Comparison between CEACAM1 staining intensity in pancreatic cancer (38 cases/76 cores) and normal (10 cases/20 cores) tissues CEACAM1 is over - expressed in pancreatic cancer

| 9 Large Market Opportunity in Pancreatic Cancer • Pancreatic Cancer accounts for ~60K new cases/year in the US alone; with a 5 - year relative survival rate of 12% 1 • Immuno - oncology approaches have been limited to patients with high microsatellite instability (MSI - H) or high tumor mutational burden (TMB - H) • 5 - year overall survival rate with chemotherapy in 2 nd line patients is 3% 1 • Two main interchangeable regimens are used worldwide in 2 nd line: - Gemcitabine/Nab - paclitaxel 3 : OS 7.9 months, PFS 4.3 months (weighted average) - Irinotecan (or Nal - IRI)/5FU/LV 4 : OS 6.2 months, PFS 3.1 months • CEACAM1 expression correlates with poor prognosis in Pancreatic cancer 2 • Preclinical data support significant synergy of CM24 with currently marketed immuno - oncology therapies; • Combining nivolumab with CM24 in a clinical collaboration with Bristol Myers Squibb; Purple Biotech retains all worldwide rights to CM24 1. https://seer.cancer.gov/statfacts/html/pancreas.html 2. Calinescu et al, Journal of Immunology Research 2018: 7169081; Carcinoembryonic antigen - related cell adhesion molecules (CEACAM) 1, 5 and 6 as biomarkers in pancreatic cancer, DOI:10.1371/journal.pone.0113023 3. De Jesus VHF, Camandaroba MPG, Calsavara VF, Riechelmann RP. Systematic review and meta - analysis of gemcitabine - based chemotherapy after FOLFIRINOX in advanced pancreatic cancer. Therapeutic Advances in Medical Oncology. 2020;12. doi:10.1177/1758835920905408 4. Wang - Gillam A, Hubner RA, Siveke JT, et al. NAPOLI - 1 phase 3 study of liposomal irinotecan in metastatic pancreatic cancer: Final overall survival analysis and characteristics of long - term survivors. Eur J Cancer. 2019;108:78 - 87. doi:10.1016/j.ejca.2018.12.007

| 10 A study of CM24 in combination with nivolumab plus chemotherapy in patients with PDAC in the 2 nd line The study is conducted in 18 centers in the US, Spain & Israel Measurement of CEACAM1 and other bio - markers is ongoing 2023 Primary endpoint : OS Secondary endpoints: OS rate @ 6 & 12 months, PFS, PFS rate @ 3 & 6 months, ORR Phase 2 Combination Study Design (NCT04731467) Additional Interim analysis: 2H24 Top line data: 2H24 Experimental arm CM24 + nivolumab & Nal - IRI/5FU/LV n=16 Control arm Nal - IRI/5FU/LV n=15 Experimental arm CM24 + nivolumab & gem/nab - paclitaxel n=16 Control arm gem/nab - paclitaxel n=16 PDAC patients progressing on or after 1 st line standard of care chemotherapy Randomized n=63 1:1 1:1 2024 Nal - IRI/5FU/LV based regimen gemcitabine/nab - paclitaxel based regimen

Phase 2 interim data (cut off date - May 8, 2024) CM24+nivolumab+Nal/IRI/5FU/LV sub - study | 11 Control (n=15) Experimental (n=16) Characteristic 68 66 Age (median) 4 (26.7) 8 (50.0) Age ≥65 (n, %) 8 (53.3) 10 (62.5) Male (n, %) 7 (46.7) 6 (37.5) Female (n, %) 14 (93.3) 15 (93.8) Race/ white (n, %) 23.1 23.4 BMI 3 (20.0) 5 (31.3) ECOG (n, %) 0 12 (80.0) 11 (68.8) 1 18 18 Time from initial diagnosis (median, mo) 0.89 0.94 Time from most recent disease progression (median, mo) 60.0 43.8 CR/PR/SD to prior line (%) • 31 PDAC patients were randomized to the Nal - IRI/5FU/LV - based study regimen with a median follow up of 8.3 months. • CM24+nivolumab+Nal/IRI/5FU/LV regimen was well tolerated • Most frequent Grade≥3: diarrhea (19%), fatigue (19%) and anemia (6%). • An analysis of the gemcitabine/nab - paclitaxel study will be performed when the data is sufficiently mature

Phase 2 interim data (cut off date - May 8, 2024) CM24+nivolumab+Nal - IRI/5FU/LV sub - study » 26% reduction in risk of death (HR=0.74) and 28% reduction in the risk of progression or death (HR=0.72) » Prolongation of 2.1 months in median overall survival and 1.9 months in median progression - free survival | 12

Phase 2 interim data (cut off date - May 8, 2024) CM24+nivolumab+Nal - IRI/5FU/LV sub - study » Higher objective response rate (ORR) (25% vs 7%) » Higher disease control rate (DCR) (63% vs 40%) » Consistent and continuous decrease in CA19 - 9 was observed Median CA 19 - 9 levels | 13 % change in tumor size

| 14 Phase 2 interim data (cut off date - May 8, 2024) Efficacy summary Control (n=15) Experimental (n=16) Parameter 5.62 (3.22 - 7.89) 7.72 (4.00 - 8.11) OS (mo, median; 95% CI) 0.74 (0.31 - 1.77) OS HR (95% CI) 38.9 52.7 6 mo OS (%) 1.9 (0.9 - 3.6) 3.8 (1.8 - 5.0) PFS (mo, median; 95% CI) 0.72 (0.33 - 1.60) PFS HR (95% CI) 46.7 60.0 3 mo PFS (%) 10.0 19.0 6 mo PFS (%) 6.7 25.0 ORR (%) 40.0 62.5 DCR (%) Concordant and consistent improvement in the primary and all secondary endpoints

Advancing First - in - Class Oncology Therapies NT219: A Small Molecule Dual Inhibitor of IRS 1/2 and STAT3 Lead indication: Recurrent/Metastatic Head & Neck Cancer (SCCHN)

| 16 NT219, a new solution to improve treatment outcome for cancer patients • NT219 is a First - in - Class , small molecule dual inhibitor of IRS1/2 and STAT3 • Covalently binds to IRS1/2 and leads to their degradation • Affects both the tumor and the TME • Suppresses cancer stem cells Innovative MOA • Outstanding efficacy in various PDX models in monotherapy and in combination • Uniquely positioned to tackle resistance to cancer treatment such as EGFRi, MAPKi and ICI Robust preclinical package • No DLTs in monotherapy or in combination • Early clinical activity demonstrated • RP2D determined at 100 mg/kg, Phase 1 concluded. Phase 2 initiation 1H24 Clinical Stage • Opportunity to establish a Standard of Care in 2L r/m SCCHN patients • Multiple market upsides in combination with major cancer treatments • NT219 is the only IRS inhibitor available for clinical investigations Broad Market Potential

| 17 NT219 blocks 2 critical signalling pathways at once IRS1/2 • Scaffold proteins, mediating mitogenic, metastatic, angiogenic and anti - apoptotic signals from IGF1R, IR, IL4R and other oncogenes, overexpressed in multiple tumors • Regulates major survival pathways such as the PI 3 K/AKT, MEK/ERK and WNT/β - catenin • Activated as a feedback response to anti - cancer therapies • IRS plays an important role in promoting a tumor - protective microenvironment, by mediating upregulation of TAMs and CAFs STAT3 • Well - established transcription factor associated with the tumorigenic phenotype • STAT3 is broadly hyperactivated in many cancers, promoting proliferation, survival, angiogenesis and metastasis • STAT3 pathway is required for TGFβ - induced EMT and cancer cell migration and invasion • STAT 3 is a critical player in tumor immune evasion, suppressing immune stimulators and enhancing immunosuppressive factors Hadas Reuveni et al. Cancer Res 2013;73:4383 - 4394; Machado - Neto et al. Clinics 2018; 73,suppl 1 e566s; Naokazu Ibuki, Mazyar Ghaffari, Hadas Reuveni et al. Mol Cancer Ther. 2014; 13(12): 2827 - 2839; Rampias et al. Oncogene 2016; 35(20):2562 - 4; Flashner - Abramson, Reuveni Hadas, Levitzki Alexander et al. Oncogene 2016;35(20):2675 - 80; 6 Sanchez - Lopez et al. Oncogene 2016;35(20):2634 - 44. Zhao C et al. Trends Pharmacol Sci. 2016;37(1):47 - 6; Johnson, Daniel E et al. Nature reviews. Clinical oncology 2018; 15(4): 234 - 248. Zi Ying et al. J Cell Biochem. 2018;119:9419 - 9432.

| 18 NT219 restores sensitivity to EGFRi in PDX models Lung Cancer Non - small cell lung cancer (NSCLC) Exon 19 deletion EGFR and T790M, biopsy of bone marrow metastasis, patient previously progressed on afatinib and osimertinib Head & Neck Cancer Recurrent/metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) metastasis, patient progressed on chemoradiation, several chemotherapies and pembrolizumab Control NT219 Cetuximab Cetuximab+NT219 Treatments on days 0, 3 and 10, cetuximab - 1mg/mouse, 3 mice/group; PBMCs (1.4M cells/mouse) were injected on day 6 ** p<0.01, * p<0.02 based on one - way ANOVA with post hoc Tukey’s HSD test 0 Control NT219 Osimertinib Osimertinib+NT219 Osimertinib 5 mg/kg, NT219 65 mg/kg, mean tumor volume at the end point, 3 mice/group; 500 1,000 1,500 2,000 Tumor Volume (mm 3 ) Tumor Volume (mm 3 ) * ** *

| 19 NT219 re - sensitizes  PD1 - refractory model 6 8 10 12 14 16 18 20 22 Days following tumor challenge 0 500 1000 1500 2000 Tumor volume (mm 3 ) Control (n=10) α - PD - 1 (n=10) NT219 (n=10) NT219+α - PD - 1 (n=10)  PD1 - resistant melanoma cells (FACS analysis) PDL1 expression (MFI) NT219 (  M) treatment in culture 0 2000 4000 6000 8000 ٓٓٓٓ ٓٓٓٓ 0 1 10 NT219+  PD1 reverse resistant tumors NT219 induces PDL1 expression * Collaboration with Prof. Bareli and Prof. Curran, M.D. Anderson cancer center; presented at AACR 2023

| 20 NT219 combination with α PD1 achieves a profound reprograming of the TME NT219 and  PD1 combination converted immuno - suppressive TME to immuno - reactive * Collaboration with Prof. Bareli and Prof. Curran, M.D. Anderson cancer center, presented at AACR 2023 Activated cytotoxic T cells (% CD8 + GZMB + ) Activated NK cells (% NK1.1 + GZMB + ) NT219+  PD1 leads to a significant increase in cytotoxic effector cells (T & NK cells) NT219+  PD1 leads to a significant reduction in myeloid derived suppressor cells (MDSC) % Mo - MDSC (out of CD45 + ) % Gr - MDSC (out of CD45 + )

First Market Opportunity Recurrent or Metastatic Squamous Cell Carcinoma of Head and Neck (SCCHN) Rationale for combining Cetuximab + NT219 • EGFR and PD(L) - 1 are the only clinically validated targets in SCCHN • < 15% of R/M SCCHN patients respond to Cetuximab • Cetuximab inhibits EGFR signaling and promotes ADCC in EGFR expressing tumors • STAT3 and IRS - to - AKT activation contributes to resistance to cetuximab in SCCHN Targeting the unmet medical need • SCCHN is the 6 th most common cancer type ; 175k new cases/year are expected by 2024 • 1L standard of care has shifted from chemotherapy towards immuno - oncology + chemotherapy • < 20% of R/M SCCHN patients respond to Pembrolizumab • Market size forecasted to >$5b in 2030 α - PD - 1 + Chemo 1L 60K pts Cetuximab 2L 40K pts NT219 NT219 + Cetuximab has potential to become SOC as 2 nd line therapy r/m SCCHN | 21 Global Data 2018: Head and Neck Squamous Cell Carcinoma: Opportunity Analysis and Forecasts to 2026 ; Internal best current estimates of patient numbers based on external research,8 major global territories

Phase 1 dose escalation in combination with cetuximab: Well tolerated, target exposure reached, patient ’ s responses observed • No DLTs reported, NT219 was well tolerated as monotherapy and in combination with cetuximab • Dose - proportional increase in AUC and Cmax values • Human Equivalent Dose exposure was reached at 50 mg/kg • Target engagement demonstrated in patients’ biopsies • RP2D determined at 100 mg/kg (*) Exposure & Cmax obtained at the effective dose in mice was observed at the ≥50mg/kg dose in human IRS2 in the biopsy tumor cells Activated STAT3 in the TME Nuclear pSTAT3 H - Score Nuclear pSTAT3 H H - - S S c c o o r r e e Membranal IRS2 H - Score SCCHN patient NT219+cetuximab | 22

| 23 Efficacy overview of monotherapy arm : • 20 evaluable patients (all doses): 2 PR (confirmed - GEJ, unconfirmed - PDAC), 5 SD Efficacy overview of combination arm in SCCHN patients * : • 15 evaluable patients (all doses 6, 12, 24, 50, 100 mg/kg) • Median follow - up of 9.4 months (95% CI: 3.4 - 10.0) • Out of 7 treated with 50&100 mg/kg: • 2 confirmed PR • 3 SD • ORR:29%, DCR: 71% In preparation of a phase 2 study of NT219 in combination with cetuximab w/wo chemotherapy in 2L R/M SCCHN Phase 1 Dose Escalation (cont.): Anti - tumor activity at target exposure level, 2 confirmed responses in SCCHN patients Numbers under horizontal line designate NT219 dose in mg/kg; P = HPV positive; N = HPV negative * Interim data analysis, cut - off date Jan 25, 2024 Best % change from baseline

| 24 Activated IGF1R and STAT3 as potential predictive biomarkers Biomarker analysis at the 50mg/kg dose of NT219 with cetuximab: • Significant differences in the activated pIGF1R and pSTAT3 were revealed in the 2 responders (PR) compared to the 2 non - responders (PD)

Advancing First - in - Class Oncology Therapies CAPTN - 3: Conditionally - Activated Tri - Specific Antibody Platform Lead candidate: IM1240 (CD3x5T4xNKG2A)

| 26 A novel mechanism of action tri - specific antibody Engagement Activated in TME Masked pre - form Cancer binder a - TAA Abs a - NK binder Abs T - cell - binder a - CD3 Abs aCD3 masking moiety Tumor cell T cell NK cell Cancer microenvironment Protease cleavage Removal of T cell engager’s masking by proteases of the tumor microenvironment T and NK Cell activation restricted to selected tumors • Multi - specific biologics is an expanding class of drugs getting a lot of interest in the industry • After initial success in hemato - oncology, new formats are being investigated in solid tumors • Technology displays several distinctive features: • Dual engagement of T cells and NK cells to mount an optimal anti - tumoral immune response • A tumor - restricted activation through a cleavable capping system designed to mitigate cytokine release syndrome and provide a wide therapeutic index • Carefully selected Tumor Associated Antigens allowing patient - centric development

CAPTN - 3 Platform Technology Advantages CAP / cleavage site: ▪ Safety: Activation only in the TME ▪ Efficacy: better PK Human Serum Albumin (HSA) ▪ Improved stability in blood circulation  CD3 arm: ▪ T cell engager ▪ T cell activation Efficient anti - tumor effect  NK cell arm: ▪ NK cell engager ▪ Checkpoint inhibitor Enhancement of immune response All in one:  TAA arm: ▪ Tumor Associated Antigen Targeted activation against tumor cells ▪ Proximity – increased local concentration ▪ Synergistic effect ▪ Molecule size similar to mAb (~170 kDa) anti - TAA anti - NK | 27

NK cells CD4 + /CD8 + T cells CD8 + NKG2A + T cells NK cell activation by inhibition of HLAE - NKG2A/CD94 binding CD4 + /CD8 + T cells activation through CD3 binding CD8 + NKG2A + T cells double activation through CD3 binding and NKG2A - HLA - E axis blocking Unleashing both innate and adaptive immune systems | 28

| 29 5 38 49 94 0 20 40 60 80 100 Control IM1242 IM1340 IM1240 cResponse Score CD3x5T4xNKG2A (cleavable cap IM1240 5T4xNKG2A (non - cleavable) capped  CD3) 5T4xCD3 (cleavable cap; mutated NKG2A) • Synergistic effect of the  CD3 and  NKG2A arms in suppressing 5T4 + NCSLC Patient - Derived Explant (PDE)* at 10nM concentration * Ex vivo patient - derived tumor explants (PDE) involve the culture of resected tumor fragments that retain the TME native architecture and immune cell array, tumor heterogeneity and the proliferative capacity (Golan 2023, Powley 2020). Fresh NSCLC patient - derived biopsy was cultured as 250um slices, treated for 96hr, fixed, and H&E slides were blindly scored for response based on cell viability and damage to the cancerous tissue according to pathological criteria. A scale of 0 – 100 was created with a score of 0 representing completely viable cancer tissue and a score of 100 representing no viable cancer cells. The analysis included functional (cell death) score of response (cResponse) using proprietary artificial intelligence (AI) algorithm (Curesponse). 50 • Tribody induces cytotoxicity at pM EC against NSCLC A549 cells • Up to 20 - fold more potent than the bi - specific CD3x5T4 • Cell killing validated on multiple 5T4 + cell lines (MDA - MB - 231, HCT116, NCI - H226) CD3x5T4xNKG2A CD3x5T4 Increased cytotoxicity with tribody format EC 50 tribody: 0.003 nM EC 50 bispecific: 0.066 nM POC:  NKG2A arm contributes substantially to tumor cell killing and synergizes with the CD3 Arm

Cleavable capping leads to improved in vivo efficacy 0 0 3 6 10 13 17 20 24 27 31 Study Day • Sustained tumor regressions in TNBC xenograft model (MDA - MB - 231) in CD34 engrafted humanized mice • The Pro - Tribody, Capped - CD3x5T4xNKG2A, performed better than the uncapped variant • PK analysis in normal mice showed 3 - fold higher exposure of the capped tribody compared to the non - capped • No change in body weight * Study conditions: dose regimen - 0.2mg/kg capped, equimolar 0.1mg/kg non capped, daily IP administration | 30 200 400 600 Tumor Volume (mm 3 ) Non - cleavable cap control Non cap Cleavable cap

5T4: a Novel Target in Oncology 5T4 is highly expressed on certain tumors and correlates with poor prognosis Am J Cancer Res 2018;8(4):610 - 623 www.ajcr.us /ISSN:2156 - 6976/ajcr0074519 5T4 is a Tumor Associated Antigen prevalent to several large indications Opportunity of patient stratification strategy (5T4 + ) | 31

Corporate highlights Purple Biotech (NASDAQ/TASE: PPBT) As of March 31, 2024 • ADS Outstanding: 26.6 M • Cash Balance: $10.8 M Strong position to reach short and mid term value creating clinical data catalysts | 32 • Multiple data read - outs expected in 2024 • Two First - in - Class clinical stage drugs • A preclinical tri - specific immuno - engagers platform • Lean & global operation • Cash runway into 1Q25 Purple Biotech identifies promising first - in - class drug candidates to treat cancers with high unmet medical need

| 33 Contact Us: ir@purple - biotech.com THANK YOU

Appendix A | CM24

CEACAM1 Plays a Key Role in Cancer Biology 01 | ADHESION Horst, 2011 “ CEACAM1 creates a pro - angiogenic tumor microenvironment that supports tumor vessel maturation ” “ Neutrophil extracellular trap - associated CEACAM1 as a putative therapeutic target to prevent metastatic progression of colon carcinoma ” Ferri, 2020 Tsuzuki, 2020 Tsang, 2020 Blumberg, 2015 “C EACAM1 regulates TIM - 3 - mediated tolerance and exhaustion ” “ CEACAM1 regulates Fas - mediated apoptosis in Jurkat T - cells via its interaction with β - catenin ” Shively, 2013 02 | IMMUNE CELLS/ IMMUNE EXCLUSION 03 | IMMUNO - ONCOLOGY “ Immune-checkpoint molecules on regulatory T-cells as a potential therapeutic target in head and neck squamous cell cancers” “[Blockade] enhances natural killer cell cytotoxicity against tumor cells through blockade of the inhibitory CEACAM1 / CEACAM5 immune checkpoint pathway ” | 35

CM24 Reduces Tumor Burden & Synergetic with α - PD - 1 Xenograft, lung lesion melanoma model (Mel 526, IV), 7 mice/group (NOD/SCID), 4 TIL injections IV, every 10 days, Ab Dose: 10 mg/kg, Ab Regimen: twice a week, study duration 70 days (last treatment day – 44), tumor burden was monitored 26 days post last CM24 treatment Significant benefits as both single agent and in combination with α - PD - 1 | 36

Phase 1 Dose Escalation Interim Results CM24 is Safe and Well Tolerated in Combination with Nivolumab Total Grade AE Term 4/5 3 2 1 1 4 5 Diarrhea 3 1 4 Abdominal pain 2 2 4 Fever 1 3 4 Headache 4 4 Fatigue 2 1 3 Nausea 1 2 3 Creatinine increased 2 2 Hypokalemia 1 1 2 Dyspnea 2 2 Constipation 2 2 Cough 1 1 Abdominal pain aggravated 1 1 Alkaline phosphatase increase 1 1 Atrial flutter 1 1 C - Diff Colitis 1 1 GI bleed 1 1 Leukocytosis 1 1 Small bowel obstruction Study Design • As of March 8 th , 2022, a total of 13 patients were enrolled and 11 patients were evaluable for DLT determination (8 PDAC, 2 CRC and 1 PTC). • 9 patients had received 2 prior regimens for metastatic disease, 2 patients had one previous line. Phase 1 Doses: 10, 15, 20mg/kg q2wk + nivolumab (480mg q4w) 3+3 design, n=12 Indications: Pancreatic, CRC, Papillary Thyroid Carcinoma Phase 2 Expansion cohorts Safety • No DLTs were observed across all dose levels; no Grade 4 AEs or treatment - related deaths have been reported. • Grade 3 AEs were noted in 6/13 patients (46%). | 37

CM24 Phase 1 Combination Study (NCT04731467) Demographics In the Phase 1 part, patients with indicated refractory cancers were administered CM24 at 10, 15, and 20mg/kg q2w and nivolumab 480mg q4w. • The primary objective of this part was to evaluate safety, tolerability, pharmacokinetics and determine the RP2D • Safety was assessed according to CTCAE v5 and preliminary anti - tumor activity was assessed by the investigators according to RECISTv1.1 using CT/MRI • CM24 and CEACAM1 measurements in serum, biopsy specimens, and TILs, as well as tumor and TILs PD - L1 levels are being determined As of March 8th, 2022, a total of 13 patients were enrolled and 11 patients were evaluable for dose - limiting toxicity (DLT) determination (8 PDAC, 2 CRC and 1 PTC) • 9 patients had received 2 prior regimens for metastatic disease and 2 patients had one previous line. Demographics of patients treated with CM24 (10, 15, 20mg/kg) in combination with nivolumab (480mg) Prior Lines of Therapy, n (%) 65 (49 - 76) Median age, years (range) 2 (18%) 1 Sex, n (%) 9 (82%) 2 5 (45%) Male Diagnosis , n (%) 6 (55%) Female 8 (73%) Pancreatic cancer Ethnicity, n (%) 1 (9%) Papillary Thyroid cancer 10 (91%) Not Hispanic or Latino 2 (18%) Colorectal cancer 1 (9%) Hispanic or Latino 23 (11 - 73) Median Time from Initial Diagnosis months (range) Race, n (%) ECOG, n (%) 10 (91%) White 7 (64%) 0 1 (9%) Black or African American 4 (36%) 1 | 38

Confirmed Partial Response in a 3L PDAC Patient Patient Profile • 65 y/o female, pancreatic cancer • 2 prior lines of treatments: FOLFIRINOX and gemcitabine/nab - paclitaxel • Post Whipple Procedure • Patient had a germline NF1 VUS, with MSI - S and PDL - 1 IHC 2+ and 5% staining • Confirmed Partial Response: after initial treatment, the patient had a Partial Response of 40%, with a definite reduction of the para - tracheal adenopathy and liver lesions and 58% reduction in CA19 - 9 levels • Under treatment for 6 months, still under monitoring. 655 681 283 SCREENING FIRST VISIT - PREDOSE 2 MONTH VISIT - PREDOSE CA - 19 - 9 Levels | 39

CM24 Phase 1 Dose Escalation Results Encouraging data in 2L/3L Pancreatic Ductal Adenocarcinoma (PDAC) patients Study Results 14 patients were evaluable for efficacy: • Best overall response included 1 Partial Response (PR) (PDAC) and 4 Stable Disease (SD) (3 PDAC and 1 papillary thyroid cancer (PTC)) • Pharmacokinetic analysis of CM24 shows exposure is dose - proportional across the 3 doses in this study • Well tolerated with no Dose Limiting Toxicities (DLTs) and no grade ≥ 4 Adverse Events (AEs) • Median Overall Survival 4.5 months (95% CI 2.0 - 11.1) for 11 PDAC patients SD | 40 SD PR SD SD

Phase 1 study results (cont.): Identification of potential exploratory biomarkers supporting CM24’s mechanism of action Higher pre - treatment levels of tumor infiltrating lymphocytes that express CEACAM1 are associated with longer survival • consistent with the CM24 MoA in suppressing the immune evasion • suggest CEACAM1 expressing lymphocytes as a potential biomarker CM24 treatment significantly reduced NET marker in serum • especially relevant in PDAC patients • may be used as a pharmacodynamic marker Level of MPO in patient serum (% of Pre - treatment) p - valu e = 0.034 p - valu e = 0.037 C1D1 = Cycle 1 Day 1; EOI = End of CM24 Infusion; C1D15 = Cycle 1 Day 15 Survival (months) | 41

Appendix B | NT219

Novel MOA: IRS Degradation By NT219 Blocking IGF1R - AKT Pathway 1 Binding to IRS 1 1 Reuveni et al. Cancer Res 2013 ; Ibuki et al. Mol Cancer Ther 2014 2 Ser - phosphorylation Degradation 3 Covalent binding to IRS1/2 leads to the dissociation of IRS1/2 from IGF1R Serine phosphorylation prevents re - binding of IRS1/2 to the receptor CANCER CELL SURVIVAL CANCER CELL APOPTOSIS The proteasome degrades IRS1/2 IGF1 IGF1R IRS AKT PI3K IGF1 IGF1R IRS NT AKT IGF1 IGF1R IRS pS pS AKT IGF1 IGF1R AKT | 43

| 44 0 200 400 600 800 1000 1200 5 20 Tumor volume (mm 3 ) 10 15 Days following treatment initiation Control (n=3) NT219 (n=3) Keytruda (n=3) Keytruda + NT219 (n=3) 0 Autologous PBMCs (2.1 M/mouse) NT219 Re - sensitizes Tumors Refractory to α - PD1 PDX Model Humanized PDX of GastroEsophageal Junction (GEJ) Cancer (refractory to pembrolizumab) Drug Pembrolizumab (Keytruda®) * Double autologous model - Tumors & PBMCs are from the same patient (#RA236) | Keytruda - 6mg/kg IP, NT219 - 60mg/kg IV

| 45 Zou, S., Tong, Q., Liu, B. et al. Targeting STAT3 in Cancer Immunotherapy. Mol Cancer 19, 145 (2020). https://doi.org/10.1186/s12943 - 020 - 01258 - 7 Novel MOA Signal Transducer and Activator of Transcription 3 (STAT3) Inhibition • Point of convergence for numerous oncogenic signaling pathways • Central in regulating the anti - tumor immune response • Broadly hyperactivated both in cancer and non - cancerous cells within the tumor ecosystem and plays important roles in inhibiting the expression of crucial immune activation regulators and promoting the production of immunosuppressive factors • Targeting the STAT3 signaling pathway has emerged as a promising therapeutic strategy for numerous cancers NT219 demonstrates a durable and dose - dependent suppression of STAT3 tyrosine phosphorylation, affecting both the tumor cells and the tumor microenvironment.

| 46 Simultaneous Blockade of STAT3 and AKT Pathways are Required to Overcome Resistance to EGFRi Overcoming drug resistance NT219 NT219 STAT3 IRS EGFR EGFRi MEK / ERK TUMOR REGRESSION Proof of Concept: PDX model of Head and Neck Cancer Control (n=6) Erlotinib (n=8) Erlotinib+NT219 (n=6) Erlotinib+Ruxolitinib (n=6) Erlotinib+Buparlisib (n=6) Erlotinib+Ruxolitinib+Buparlisib (n=8) STAT3 IRS EGFR MEK Tumor Regression ERK PI3K AKT Tumor Survival Tumor Survival Buparlisib Ruxolitinib Erlotinib NT219 NT219 JAK By blocking both STAT3 and IRS resistance pathways, NT219 re - sensitizes tumors to anti - cancer therapies

Selected Publications Michael Karin Alexander Levitzki Menashe Bar - Eli Michael Cox | 47

Colon cancer LS - 513 cells overexpressing IRS2 demonstrate enhanced  - catenin activity. Targeted inhibition of IRS2 by NT219 or IRS2 - SH RNA, suppresses the increased  - catenin activity and inhibit LS - 513 cell viability. Combination of 5 - FU and NT219 significantly inhibited the growth of CRC tumors in brain, using intracranial model and extended mice survival. AACR Annual Meeting, April 2021, AACR Virtual Special Conference on Epigenetics and Metabolism, Oct 2020, Ido Wolf, MD, Head of Oncology Division, Tel Aviv Sourasky Medical Center IRS2 Active β - Catenin β - actin NT219 - + CRC Cell Viability (72hr) NT219 concentrations (  M) 0.0 0.5 1.0 1.5 *** ** *** *** *** DMEM iAKT Alpelisib NT - 219 IRS2 NT219 downregulates IRS2 and suppresses the  - catenin activity Silencing IRS2 inhibits  - catenin activity NT219 Suppresses β - Catenin activity in CRC Cells and Inhibited CRC Brain Metastasis 5 - FU NT219 + 5 - FU In Vitro | 48 In Vivo

PDX model Pancreatic Cancer Drug Gemcitabine (Gemzar ® ) NT219 | Pancreatic Cancer in Combination with Gemcitabine | 49 Highly effective anti cancer activity exhibited by NT219 in combination with Gemcitabine

PDX model Pancreatic Cancer Drug Gemcitabine (Gemzar®) RNA Sequencing | Analysis of Tumors Following Treatment Reduced expression of IRS1, Ki67, FOXM1 & TGFb is exhibited by pancreatic cancer treated with NT219 alone and in combination with gemcitabine | 50

NT219 suppresses cancer stem cell (CSC) - mediated resistance to KRAS G12C inhibitors and synergizes with sotorasib to combat NSCLC Control NT219 Sotorasib Sotorasib +NT219 Effect on CSC viability 5 4 3 2 1 cell viability (luminescencex10 4 ) 3D growth (H358 NSCLC Spheroids) 2D growth 3D growth (H358 NSCLC Spheroids) Presented at AACR Annual Meeting 2024 | 51 D5W control Effect on cancer stemness markers NT219+sotorasib leads to disaggregation of established NSCLC spheroids Enrichment of CSC population in established spheroid is suppressed by NT219

| 52 NT219 overcomes resistance to KRAS G12D inhibitors and synergizes with MRTX1133 to combat pancreatic cancer B C D A NT219 Control MRTX1133 NT219 +MRTX1133 Higher sensitivity of mKRAS(G 12 D)i resistant PDAC and synergy of NT 219 with MRTX 1133 . a MRTX 1133 - resistant PDAC clone was developed . Inhibition of mKRAS G 12 Di - sensitive (AsPC - 1 ) and resistant (AsPC 1 - MRTX 1133 - R) by NT 219 ( 2 D cell proliferation) shows 8 - fold lower IC 50 for the resistant cell line ( A ) . NT 219 is effective both as monotherapy and in combination with MRTX 1133 in colony formation assay of sensitive and resistant PDAC cell lines ( B ) . Synergistic effect (CI< 1 ) of NT 219 and MRTX 1133 was IC50: 0.3µM IC50: 2.3  M AsPC1 AsPC1 MRTX1133 - R Collaborationn with Dr. Azmi, Karmanos. Presented at AACR Annual Meeting 2024 demonstrated in 2D growth ( C ) and in spheroid 3D growth ( D ) of HPAC PDAC cells.